Mail Stop 3010

December 11, 2009

Donald A. Miller, CFA
Chief Executive Officer and President
Piedmont Office Realty Trust, Inc.
11695 Johns Creek Parkway, Suite 350
Johns Creek, Georgia 30097-1523

>   **Re: Piedmont Office Realty Trust, Inc.**
>   **Proxy Statement on Schedule 14A**
>   **Filed November 27, 2009**
>   **File No. 0-25739**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 1: Amendment to the Charter…, page 8

1.   Please provide us with an analysis as to why the issuance of new classes of securities should not be considered an offer and sale within Section 5 of the Securities Act of 1933, as amended.

2.   Please revise to include disclosure as to how fractional shares will be treated in the conversion.

Reasons for the Amendment to the Charter, page 11

3.   Refer to the last sentence in this section. Please expand upon your reasons for
        wanting to effect the reverse stock split, including why you believe it may "aid in
        the trading of [y]our common stock." Please also include a discussion of the risks
        that the reverse stock split may not achieve its intended goal.

# # # #

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

Donald A. Miller, CFA
Piedmont Office Realty Trust, Inc.
December 11, 2009
Page 3

You may contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3402 if you have questions regarding these comments or with any other questions.

Sincerely,

Angela McHale
Attorney-Advisor

cc: John J. Kelley III
       King & Spalding LLP
       Via facsimile (404) 572-5100